Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Additional Information
In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  A definitive proxy statement/prospectus will be sent to SCANA’s shareholders.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA.  The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

AUDIO TRANSCRIPTION OF
DOMINION ENERGY/SCANA MEETING
JANUARY 8, 2018

MR. ADDISON: Well, good morning. I want to welcome you all here to the auditorium this morning. Obviously a tremendous amount of interest in this topic. We are committed to keeping you informed of everything we can along the way. I know you have a lot of anxiety, and our goal today is to start to address that.

2017, especially the latter half, was an extremely traumatic year for our company and for each of us individually in different ways. 2018 starts very differently. Obviously another shock to you last week. Anxiety comes along with that. I understand that, and our goal today is to begin to start to address that so you can see, I hope, a glimpse into the future, and I hope a future of stability for our company, our customers, our investors, and most importantly, for everyone of you.

Obviously, there will be change associated with it. We're committed to giving you everything we know along the way, and I want you to be able to understand that as we know it. We won't have all the answers today, but we are very, very committed to telling you what we know when we know it, and trying our best not to have to back up on

something. You'll hear that commitment along the way today. Tom Farrell is here, also Carter Reid. You'll hear from Carter today, as well, to start walking you through some of this. And there are 13 of these meetings going on today and tomorrow. There's a concurrent meeting starting now in Gastonia with PS&C, and there will be other meetings there today, others here in town, as well, and we're doing our best to move around the system to get everyone informed as timely as we can.

I want to hand off to Keller here a second, but I want to transition and say to you I know a lot of you probably hoped, as I said standing here last Wednesday, that SCANA would stay an independent company. I completely understand that. But I hope you also understand the extreme need for stability for all of us for not only us but for customers and for our investors. And I believe this is a fantastic solution for stability.

I'm going to hesitate from getting into any Q and A about what is the political reaction. I'll stay away from that, and we'll try to work that process very carefully. I will tell you that Tom and I are committed to addressing in an allowable ex

parte briefing this Thursday afternoon, and our Public Service Commission will introduce the concept formally to them, and then we'll be making a filing most likely on Friday to institute or initiate, really, the regulatory process.

But on the point of why, I want to introduce Keller and have him talk with you a little bit. Keller presented what I call our "best foot forward" in mid-November. We put that plan forward. Obviously it did not receive public support. And after that was put forward in the press release, which obviously most of you saw in the press conference, Keller spent the next three to four weeks of his life out meeting with individual leaders and heard from them firsthand. And I want him to give you a little flavor of that this morning before he hands off to Tom and Carter. Keller?

MR. KISSAM: Thank you, Jimmy. This is an historic day because it's the first time that they've made me wear a microphone. But anyway, it's good to be here this morning. I watched all of you file in each one of the doors. I watch the departments that you come from and what you represent, and your fellow employees that you represent, and the

first thing that I wanted to say to each one of you is give you a hug and say thank you for what you did. This past week we had historic throughput on our pipeline systems, and we had a historic throughput on our electric system. We were challenged with the weather. Pictures of Williams Station is trying to tie on now. The snow drifts that are inside that plant, the icicles that are hanging off those catwalks at six stories in the air, all of you came together to accomplish a great deal, and I'd like to give yourselves a round of applause for what you accomplished.

(APPLAUSE

MR. KISSAM: So here we are today with Dominion. I can tell you we have a history with Dominion. I've been behind their system, Hurricane Isabel. There are some of you who went up there and worked in Ahoskie, stayed at Rocky Mountain, went over there to restore power. In addition to that, Gaston followed right behind it and we went behind their system to provide mutual assistance, as well. Keep that mutual assistance in mind as we go forward, because I can tell you they came and helped up with Winter Storm Pax. We don't get to

help them much with hurricanes the way they track, because they kind of buffer off of us and head straight into North Carolina and Virginia. But they certainly paved the way for us during Winter Storm Pax.

I will tell you, as Jimmy said, that we took our solution and we went out to broker it to a lot of stakeholders. We went and talked to our industrial customers. We went and talked to staff at the general assembly, and we talked to those general assembly members, as well. That was myself and Jonathan Yarborough spent about four-and-a-half weeks doing that across South Carolina, not in their offices here at the General Assembly, but sometimes even in their homes. And I can tell you when it was all said and done, even our most ardent supporters, I would get back in my truck and grip the steering wheel, and I would say, We're going to need some mutual assistance. And that's just a fact. We're going to need some mutual assistance.

There were some folks that I talked to, and I felt like Roy Snyder leaning off to vote the first time the shark surfaces, and I'd turn back around and say, We're going to need a bigger boat. And that

bigger boat is what we're getting and is going to provide that stability that's going to come in your life.

One other thing that I want you to know about Dominion is I had the opportunity about 12 years ago to go up and speak to them about safety and employees and our values as they related to safety. Went to their big operation center up in Richmond, Virginia. They offered to pay me, and believe it or not, thank God now I didn't take any pay for that. But I told them the only thing that I -- they said, We've got to give you something. I said, Well, give me a Lineman's shirt that's got my name on it. So, hanging in my closet, I mean, ironically as you can believe, is a Dominion Lineman shirt that's got Keller on it. Don't tell Kevin Marsh I have it, because I haven't warn it. So I don't want to get in trouble. But the bottom line is, I can't even wear it because it's got the old logo on it. That's just my luck.

But I can tell you from being there and being with that group of people 12 years ago, I found something that is going to carry us through this, and that is the fact that their values, their focus, is identical to ours -- identical to ours.

They believe we are our brother's keeper; we are our sister's keeper. They believe we're directly responsible for each other's safety and the safety of our fellow employees, and therefore indirectly responsible for the welfare of each other's families. And it is with that, with a great sense of pride, that I welcome to you today the Chairman, President, and Chief Executive Officer of Dominion, Mr. Tom Farrell. Tom?

MR. FARRELL: Good morning.

AUDIENCE: Good morning.

MR. FARRELL: That's fantastic. Thank you. I apologize for being a little late and sort of the entrance here. We were stuck on a runway for about 15, 20 minutes, and we were trying to get here a little bit earlier so we could get to meet some of you all beforehand. Keller, thank you for that. Appreciate it. Keller is going to work -- no? Staying. And Jimmy, thank you for the introduction. Ma'am? Okay. Can you all hear me? You want to say good morning again? No, you don't have to. So, thank you all for being here. And I appreciate Jimmy's introduction, and Keller's very much.

Dominion is an old company, and I'll talk about

that in a few minutes. But before I do, I want to just let's get out sort of the elephant in the room, why we're here, and why you're sitting here listening to folks from Dominion Energy. We usually just call ourselves Dominion, but we're trying to -- we have these logo police inside the company that keep saying, no, no, you got to say Dominion Energy. Otherwise people won't call you Dominion Energy. Well, nobody calls us Dominion Energy anyway. So, we call ourselves Dominion. I'll tell you a little bit about how this logo came together. It's part of the history of the company.

But SCANA is a proud excellent company, and it deserves to be proud. It's old. It's served its state extraordinarily well -- states extraordinarily well. Has outstanding operations. The culture and values of the company are examples to the rest of the utility industry. The elephant in the room is you got in a very difficult situation with the expansion of Summer. You all know that a lot better than I do. Been a very, very difficult time for you all, particularly since your leadership had to make an extraordinarily difficult decision. It is not

easy to undertake, to build a facility like Summer 2 and 3. I can assure you sitting in the job I've had over the years, I've had -- I am now in my 13th year -- it's going to be the luckiest year -- as being the CEO of Dominion. A lot of hard things happen in these jobs. I can tell you it was an extraordinarily difficult decision to make for your leadership and your board of directors to say we can't do this anymore. It's not in the best interest of the company, it's not in the best interest of the State of South Carolina. We have to stop. Westinghouse has filed bankruptcy, our contractor. We can't get a handle on the cost. It's not in the best interest of folks to stop. And there's been an enormous amount of 20/20 hindsight. What were they doing? How could they have done that? What were they thinking? You probably hear this at your grocery store, in your church, in your kids' playgrounds. I can assure you that Jimmy Addison has, and I'm sure Keller has, and I know that Kevin Marsh did, and the members of the board of directors, and other members of your leadership team. It's not an easy thing to do. But you take out the new nuclear problem, and SCANA is SCANA, outstanding

operations, good growth, fantastic culture, great people.

And one of the things that we have been telling folks last week, Jimmy and I went around and saw a lot of folks, and the policymakers in the state, some of whom I'd met before. We need to remind people that SCANA is not just a name of a corporation. SCANA is thousands, and thousands, and thousands of people, thousands, and thousands of employees who have vested their lives in this company, in a utility company. I'll talk about that in just a second.

And there's retirees who spent their lives here and their families. And there's tens of thousands of South Carolinians who are shareholders of SCANA, all of whom have suffered, and will continue to suffer, particularly some of these draconian things that some folks in this state are talking about happen because of their 20/20 hindsight. Tens of thousands of people who are very good people who work very hard on behalf of their fellow citizens.

You know, utilities are a unique animal. You should be very proud not only that you work for SCANA, but you work in this industry. There are

many, many wonderful ways to make a living. Very few places can you make a living by serving your community as you do remember every day, and it's easy to forget because you do it every day as part of your job.

You are vital to the economy of the State of South Carolina. Every one of your neighbors depends on you and your fellow employees. Every company, I'm going to say the state, every company in your service territory, depends on you whether you're working for the pipeline system that we now operate, which has been a fantastic addition to Dominion Energy, or you're working for SCE&G or PSNC or the retail operation in Georgia. All of you folks are vital to your communities. And I tell our employees sometimes, not every time, I say, When you drive home tonight, you know, it's wintertime. It's going to be dark outside when you go home. You see all the lights on the road. You pull into your neighborhood and you see the lights on in people's houses. Hopefully heat pumps rather than natural gas. Their lights are on, their heat is there because of you, you and your fellow employees. Very few industries have that role to play. You should be very proud of

that, and the very proud history of SCANA. Just a moment about Kevin Marsh and Jimmy Addison, your board of directors, and I know there are others involved, but those are -- Jimmy and Kevin are the ones that I've gotten to know along with Keller. But I started talking to Kevin and Jimmy probably I guess last summer. But there was not any particular interest on their part. My pitch was, look, you're a wonderful company. If you ever decide that you think you want to combine with somebody else, please consider us, and here's why. Said, No, we appreciate that, Tom, but not now. It was only in the last month, six weeks or something, Jimmy? that we had any serious conversations, and this was in large part because of the reaction that Keller had received. And I mentioned about how hard this is, how hard a decision it was having sort of been -- you know, my office is at the end of a hallway, and I explain sometimes, you know, the decisions get -- the easier decisions, they don't come down. They start at the beginning of the hallway, and as they get harder, they come further down the hallway. When they get down to my office it's usually something that's either really not good or

something that's very important that has to be done. The decisions that Kevin, and Jimmy, and the rest of your leadership made to let that plant go, it cost jobs -- it cost jobs. It was very heartfelt. I talked to Kevin about that. He was attuned, and so was Jimmy, to the fact that people who had spent -- had taken their careers and put it into Summer 2 and 3. That was their primary concern that I heard that that was going to happen as a result of this. And then, of course, there was going to be the reaction from the political establishment, regulators, everybody heading for the exits except Kevin and Jimmy and the rest of your leadership team. So, it takes a tremendous amount of courage to do that.

And I said this last week about Jimmy. Think about Jimmy Addison. Becomes the chief executive officer of SCANA on January 1, and on January 2 he announces the sale of the company, the merger of the company with another company. That takes a lot of courage. And Kevin Marsh, a stand-up guy. And the rest of your leadership team are stand-up people, and I hope that you'll join me in giving them a round of applause.

(APPLAUSE)

MR. FARRELL: Now we're all in this together, and we need your help. We need your help. We need you to talk to your local delegates, your representatives, and your senators, and talk to your fellow employees. Talk to all the retirees you know. Talk to your neighbors. I'm going to explain to you what this transaction is, what it looks like at higher levels, and then Carter will get up and speak about -- Carter Reid, who runs our version of your service company, will get up and speak about a lot of the employee benefit plans and things like that. And then our chief nuclear officer is here, as well, Dan Stoddard. He's going to talk about Dominion and let you see more than just a few faces. There are a lot of Dominion folks here with us today, and we're going to be going around your system today and tomorrow. Let me just give you a quick history lesson on Dominion Energy because I know you're really not interested in hearing anymore from me. You want to hear from Carter on what the benefit packages all look like. I got that. So I'll move through this. And Dan, we probably won't -- I won't have any time for you anyways. But he's used to that. He's the chief nuclear officer. And we're going

to go up and see the folks at Summer later this afternoon.

Let me tell you quickly about Dominion. Dominion Energy was actually -- you can trace our roots back to 1785. We were a canal company along -- there's a river in Virginia called the Appomattox River, and it was a canal company along the Appomattox River. That river is about 30 miles south of Richmond. And they went into a lot of various different kinds of businesses. They got into transportation. They would haul with wagons and horses, haul stuff around Virginia in those days, and they worked on the canals. And then they got into, of all things, the streetcar business. The first electrified streetcars, believe it or not, were guess where? New York? No. San Francisco? No. Richmond, Virginia. Richmond is a very hilly city. Anybody here been to Richmond? Welcome. So, it's actually a very, very, hilly city. So they put in these electric streetcars and they figured out they could do something with this electricity thing. That was in about 1905. And what was created out of that was Virginia Electric and Power Company. Then a holding company was formed like SCANA to own the

local electric utility. It was called -- they did an employee contest. What should we call this? So they chose a company -- they named it Dominion Resources. That was in 1983. And Dominion, you know, you're the Palmetto State, you here in South Carolina. Virginia is the Old Dominion State because it was the first English colony that actually worked was in Virginia in 1607 at Jamestown. So it's called that. There's the name Dominion all over the place, 1,000 companies in Virginia, literally, that have the name Dominion in them.

So as we went through time, we changed various logos. Keller told you about it. We used to have this logo. It was D like this. That's a D. I'll come back to that in a minute. But this one was a little more shaped looked more like half an egg to me, but it was a D. And it had a hand in it. It kind of had a point. You all may have seen this, some of you who helped us with mutual assistance. And, you know, about half the people thought it was Adam reaching out to God in the top of the Sistine Chapel. They thought that may be. And the other half thought it was E.T. phoning home. So, which it's neither one of those. It's

actually supposed to be a finger hitting an energy burst, and it was like a customer. So, we had that logo for about 15 years.

And now we've merged with a company out of Utah in Utah, Wyoming, Idaho, Colorado, called Questar Corporation. Those of you in the LDC business know Questar, very large, local gas distribution headquartered in Salt Lake. They had no idea what Dominion meant. To them that didn't have the same meaning. So we thought we needed to tell people what Dominion was, which is an energy company. We are a fully-integrated electric utility in Virginia and North Carolina, like you all here in South Carolina. We have a very large gas business, much larger than you all have here. And you'll see some of that. We've got 16,000 miles, almost, of interstate pipelines, over 50,000 miles of local gas distribution lines. All in all we have a little over 5 million, both electric and gas customers, and we do business in about 18 states. Lots of different things.

But we've been various things over time. We used to own power plants in South America, and we owned a utility in the United Kingdom. All of that's been sold, and we concentrate on production,

transmission, and distribution of electricity, and the transportation and distribution of natural gas. We used to produce natural gas. We don't do that anymore. It's too volatile a business. We sold all of that off about a decade ago. That's what we concentrate in. It's exactly what SCANA does, exactly what SCANA does. We are the same asset mix.

So, one last thing on this logo. They said, Okay, we need, you know, the hand thing, people are confused. Don't know what it means. So we said okay. So they did all these interviews around. We hired these people that are like creative people to come in and help with us. And they came to me at the end and said, Hey, we've got all these ideas. And I said, Hey, look, I'm good changing the logo. I've got no problem changing the local. As long as it's D and it's blue, I'm good. You can do whatever you want to, to it.

So, amazingly, they came up with a blue D you see there. It actually has an E in it. Do you see the E? Took me about a month to see the E. They kept saying, yeah, yeah it's there. No, no, it's really there. It's like right there. It's up there. So, the three white lines are the E. And

so this is new. We only did this as a part of our Questar combination which is now called Dominion Energy West, Dominion Energy Utah. So that's the history of Dominion.

Keller told you that our core values are very similar to yours. You have your SACRED. That's six words, six different values for a match up really to the same things to these four. I talk about these always in employee meetings. And the first thing I always talk about is safety. I'll show you something about safety in a minute. Safety, Ethics, Excellence, One Dominion Energy. That's our term for teamwork. This all means big company, lots of people, 16,000 some employees, 18 states, but we are just one company. And we have one thing, all the different things you do, we're bound together by our values. And very important for you to understand also what's not -- just as important what's here as what's not here. You don't see here meeting earnings targets, establishing credit ratings, market capitalization, growth rates. All of that takes care of itself if you take care of these things. Safety, Ethics, Excellence, Teamwork. And you can walk around the halls of our 16,000 employees,

they'll be able to tell you what these are. They know them well. And our goal, we're not perfect by any stretch of the imagination. We have a lot to learn from you all. You are very, very excellent in these categories. We have a lot to learn. But we strive every day to live by these values.

I normally talk about these in each employee meeting, some selection about each. I'm not going to do that today because we've got too many other things. But just a few highlights about it, and I'll show you our safety record. Let me just talk about ethics for a second. To us it's got two parts: External ethics, internal ethics. And by external I mean, hey, we've got a million regulators, right? We got -- we got public service commissions in various states. We have federal regulators. We have environmental regulators. We have nuclear regulators. We have Securities and Exchange Commission regulators, Federal Energy Regulatory, all sort, names all over the place. All serve a vital function, and an important function, and an appropriate function. So we have to live up to all those rules to the letter and the spirit, to the letter

and to the spirit of those rules. Our fellow citizens rely on us to do that. They expect us to do that. We have to do that. You do that. We strive to do it at Dominion Energy every day. There's internal and -- part of that is being in our communities. And I'll come back to that in a minute.

But the other part is internal ethics. And there's all sorts of -- you know you've got codes of -- all these various things that we all have. They're important. But it's far simpler than that. It's the Golden Rule. Treat your fellow employee the way you want to be treated, the way you want your family to be treated, the way you want your neighbors to be treated. That's really all you've got to remember about what ethics, internal ethics, means to the folks at Dominion Energy, and we look forward -- I know you share that. Jimmy said it. Keller said it. One of the easiest things about this is going to be that our cultures are so similar.

You all have a very impressive safety record. This is sort of a ten-year look-back at ours. 1.87, not so good. That's where we were. That's about the time Keller came to see us. And I now

personally am going to attribute the improvement in our safety program to Keller. Is that okay with you, Keller?

MR. KISSAM: I'll take a year (inaudible).

MR. FARRELL: That's a smart boy. So we got down last year to .58. That's pretty good. SCANA and Dominion really lead the nation in this. We're leaders in the Southeast Exchange -- Southeast Exchange, we're leaders in the nation. We're not always at the very top, but we're very close. And we strive to be at the very top. But we really strive to be zero. I don't have the final numbers here, and I mentioned this last week. I know what .66 meant for us 16,000 employees and 100,000 -- you know, all these hours. It's millions of hours. It's 94 people in Dominion got hurt in 2016. So you had a .66. .5 is more than 10 percent better improvement. I don't know what the final number is. It's going to be in the eighties. Vast improvement. But eighty-some people still got hurt out of, you know, 16,000. Lots of people, lots of hours. I don't care. Eighty-five, or a number like that, got hurt. And the reason why we focus on it, this is our core value. This one dictates everything else, because

if you're not looking out for yourself and your fellow employees, what are you thinking about. And it's very simple. We just don't want people getting hurt. That's it.

We want you. You leave your family. You come to spend the day with us, and some of these jobs are dangerous, rigorous, and that includes ones when you're walking around the building. People get hurt inside buildings, too, not just linemen and groundmen and folks working in the power station. You've got to be careful. You've got to look out for your fellow employee. And all it is, we just want you to go home in the same condition. Your family deserves that, and the culture of the company requires that.

Let me talk about, I'd mentioned to you excellence. This is not some fixer-upper. We have a lot to learn from SCANA at Dominion Energy. And hopefully we'll be able to bring some things to the table that you can learn from. We're very good. Both companies are very good, and we're going to get better as a result of sharing what our best practices are.

We've told you that the headquarters of the utility will remain here in Cayce. And I

mentioned that SACRED values and Dominion's values are the same.

Now, let me talk about what really is the deal. Keller talked to you about, and Jimmy, about the deal. SCANA put its best foot forward, the best it could do and remain a viable company financially. The reaction was difficult, to use one word. And we looked at that. We talked to Kevin, your lead director, and Jimmy, about another potential approach, which they -- SCANA cannot do on its own. You don't have the financial -- you're not big enough -- you don't have the financial strength. Very strong company, excellent company, just not big enough for the difficult situation that you're in. So we said, what can we do in combination? What can the combined company do to help out your fellow citizens here in South Carolina who had been contributing toward the power plant? So, we started with, okay, let's do a refund. SCANA can't do a refund. No refund is all -- nobody can make you do a refund, by the way. It's not allowed. We said, We're going to -- the total is up 1.3 billion dollars cash that Dominion Energy shareholders will pay to SCANA's customers. Now,

for a typical residential customer, that works out to about 1,000 dollars an hour -- an hour. The typical customer uses 1,000 kilowatt hours a month. Right? Only utility people actually know that. It's like, what are you talking about? Average customer, typical customer -- and I know there's a difference for the accountants in the room. I know there's a difference between typical and average. Uses about 1,000 kilowatt hours a month. They're going to get a 1,000 dollar payment. Some industrial customers are going to get multi-millions of dollars back, and they're going to find out this week, I believe, right? Starting today, maybe, of what that looks like. That was the first component. Pay back a lot of the money you've already paid in right up front within 90 days of the closing.

We'll then reduce rates by at least 5 percent. It'll end up being more than that because SCANA had offered a three-and-a-half percent rate reduction. We said, We're going to take the federal income tax changes in the law that didn't happen until middle of December. We're going to pass those all through, whatever it is, dollar for dollar. Now, it starts out we're sure that it's

going to be at least one-and-a-half percent, but it's probably going to be more than that. We don't know what it is more than that. But we'll put the one-and-a-half percent in right from the beginning. So that's how you get to 5.

And then the way the accounting worked here, SCANA would be recovering for 60 years for the investment in the Summer 2 and 3 from customers. SCANA had offered to reduce that to 50 years. It stretched the limits of what they could do. Keep their credit ratings. We said, We can do it by dropping that to 20 years, and we're going to subsidize that rate with an additional 575 million dollars. 1.3 billion plus 575 million subsidizes the rate reduction, shortens the time by two-thirds.

We've also agreed that the combined company would not seek to recover what accounts call quip, the work in progress. It's not yet in rates. Totals 1.7 billion dollars. And there's other. We'll stay out. There's a three-year stay-out, things like that.

And then, of course, there's a payment to SCANA's shareholders that is significantly above where the stock had traded to but less than where it had

been at its all-time high.

So that's the core of the deal, and we're trying to see if we can persuade your policymakers that that's the best answer for South Carolina. South Carolina is a difficult situation, but we're going to have to do what we can do. There's great benefit to the natural gas customers. You will be the largest national gas company in the country as a part of Dominion Energy and our combined footprints.

I mentioned ethics. We are deeply rooted in the communities we serve like you are. We are in 18 states, and various amounts of people work in those various states.

Charitable giving, and we'll get into the details of this as best we can, and Carter will do some of this of volunteerism. We have an energy share program we started almost 40 years ago. The company contributes to help people pay their energy bills, whatever it is, whether we sell them the energy or not. And our (inaudible) customers, they can sign on to help. And it's been a wonderful program.

I know I need to get to the rest of the folks here. Sorry for the proselytizing. We're going

to increase SCANA's charitable contributions by about a third by adding a million dollars to what you all are able to do here yourselves. Environment sustainability is I know a very important part of the culture here at SCANA. I just want to assure you it is at Dominion Energy, as well. We've reduced our carbon emissions across our fleets by almost 45 percent over the last 17 years which is twice -- twice the industry average. It's something we take very seriously. We have big machines, big pipelines, one of which is going to terminate -- we're building a 600-mile pipeline that we'll have the permits for soon. But you'll hear about that in a few minutes. I took way too much time. I apologize for that. I'm going to turn it over to Carter who's going to talk about what you really want to hear about.

MS. REID: Good morning. Is that -- am I on? I'm definitely on. Okay, great. Well, thank you all for being here. I do want to talk to you some about what the benefits are that we have at Dominion, what we can tell you now about benefits from your (inaudible). But I can let you know and assure you that your management team was definitely looking out for you and very focused on

this issue as we negotiated mutually agreeable terms for what we were able to announce last week. But quickly, just to start off by letting you know our commitment to employees is to always be fair and to be transparent. So we might not always be able to answer all your questions when you want us to, but when we can we'll try to make sure we do so when we know we have the correct information and we can give you the full answer and not have to change things later, which no one ever wants to do, or change the answer.

So what we can assure you is that you will have pay continuation protection through the end of 2019. So for all of 2018 and 2019 base pay and your annual bonus plan target amounts would be at least equal to what you have today. Now, you know, when we get to the effective date, because I'm confident we will, there may be -- the plan design change might be a little bit different, but the plan, the bonus opportunity, would remain at least the same as what you have today.

We are, with any merger where you have overlapping organizations, there obviously is the potential to have some job eliminations. We've, in the past, have always tried to minimize this to the extent

possible, and we've been very successful doing that through voluntary programs. But if there is, you do find yourself in this situation, there is a commitment of base pay continuation, again, through 2019 or the benefit you would receive under Dominion Resources or Dominion Energy -- still getting that straight -- severance plan. It's the better of those two. And why this is important, and why we have it as the Dominion Energy severance plan is that we have a very generous severance plan. You can get up to, depending on your service with the company, 14 months of pay. It's two months advance notice and then 12 months of coverage. So, we don't want to be talking about that today, and that's certainly not going to be the focus, but I know it's always a question we get a lot of and have with other transactions. So we thought it best just to address it up front.

Current active health and welfare benefits and policies will likely remain in place until the end of this period regardless. It's very intensive, I will say.

We've just worked on finishing our transition of our Dominion West employees to get to transition

everyone over, but the good news is our overall packages are very similar. And we'll go through that in a little bit. But in any event, you obviously, again, through 2019 will have benefits no less than what you have today.

Retirement benefits will continue through 2019, and then the extent after the effective date, if there are employment opportunities you want to pursue, you can purse those across Dominion's footprint.

So, we've talked to you about what the protections are for you after the effective date, but tell you a little bit more about our plans overall, and again, I think you'll see a lot of similarities.

We talk to our -- we refer to our benefits and compensation as a total value package. We have obviously medical, prescription drug, dental, vision. We do not have on-site pharmacies. Very interesting to see that. Tom already told me not to get ideas. But already planning out spaces for that for other locations.

Sickness and disability, pension and 401(k) I think similar to you. We no longer offer the traditional pension and retiree medical to new hires, but obviously have a very large population

that was grandfathered into those programs. Life insurance, we'll talk a little bit more about vacation, and then, as I mentioned, retiree medical no longer offered to new hires, but we have a lot of folks who still have that benefit. Medical and prescription drug. I believe you have two plan options. We have three plan options. Two PPOs with contributions from Dominion for health savings accounts, and then we also have what we call our Well On Your Way initiative. So, we have been really focused over the past five years to help our own employees and ourselves make smart decisions about our healthcare costs, and have been very successful in keeping our healthcare costs lower than industry average and national averages. I think our increase is 4 percent for this year for our premiums. And a lot of it has to do with the you're Well On Your Way initiatives and having these three plans so that you can choose which works best for you, and then have the information you need to make smart decisions about your own healthcare and your own medical costs.

And then Well On Your Way, it's a little bit of incentive to go get that physical. You get some

health credits if you take care of a few -- many of different things you can do to get a health credit towards your cost, but also a lot of fun activities. A lot of employee-input contests and incentives to get people active and to manage, and have fun but also help us all stay healthy and lower our costs while we're doing it.

Dental, vision, healthcare, dependent care, flexible spending accounts. I'm sure these all look familiar to you. Life insurance. We have long-term disability and then voluntary benefit programs. And these have been fairly new that we've been rolling out, and we're getting employee feedback about which additional plans and benefits we may offer in the future. So, the real benefit here is A) you can ask, enroll for these benefits as part of your annual enrollment process for other benefits, but you also get the benefit of a group rate for a number of different benefits: Critical illness, accident indemnity, ID theft, home auto. So we had a pretty strong enrollment for our first year of offering some of these, and we'll continue to look at expanding these and encouraging enrollment in these type of opportunities going forward.

Time off and work life, always an important area to ask about and understand. We have vacation and paid sick leave policies that are separate, independent from each other. Vacations, based on service, and I think very similar to yours, and then sick leave is based on service only in terms of whether you receive 70 percent or how much of your sick leave you receive at 70 percent pay versus full pay.

Everyone gets 40 hours of time off or dependent care. That renews annually. The other policies are a little bit too complicated to get into today, but I think we'll be posting a lot of information shortly on a website for you to get into the details of that. But this is, you know, this is caring for people who need you, and you may not get the notice ahead of time you need to stay home for someone else that you're responsible for taking care of. That 40 hours has been a very popular benefit.

Then for new parents, three weeks paid bonding time. This is for moms, dads. If you both work for the company it's each parent gets three weeks each. This is in addition to the maternity leave that you would receive under the sick policy based

on whatever your doctor deems appropriate. So, another popular benefit that we've had.
Company holidays, I think we have a direct match on company holidays. We also get, and I believe you do, too, one personal day to take, as well.
One other opportunity that we have that Tom alluded to earlier, is you also receive eight hours of personal community volunteer time.
So, I think both companies have a lot of company-sponsored volunteer activities and opportunities.
This is for you to do something that's important to you as a person, as an employee, but your personal -- your personal commitment. It could be your child's school, Boy Scouts, your church, anything that's important to you that you want to spend this additional eight hours. That's a company-paid benefit that we provide, as well.
We have education assistance. This is a great example to point out how we approach, and would plan to approach this merger, but how we approached our merger with Questar, now Dominion Energy West. Their employee education assistance was actually higher than ours, and so before we just immediately brought them over to our plan, we actually did an assessment, and we are bumping up

our education assistance. I think it went into effect 1/1 of this year for all employees, both Dominion -- all Dominion Energy employees. And that's the approach that we will take. That's why we're not going to have all the answers immediately. We need to spend time understanding the benefits that both companies offer and really reassess and decide what's best going forward. Adoption assistance, EAP, and work-life services. These are things like it could be helping with attorneys, finding a good attorney for an issue that you have, having mental health services, access to assistance there.

And then employee resource groups and business unit diversity councils. We rolled out -- I don't know if you all have employee resource groups. You probably have affinity groups. But we have -- we just rolled these out across Dominion. We had some informal groups, but rolled them out across Dominion over the past three or four years, and they've been incredibly successful. And we now have a lot of different chapters starting up at some of our locations, our regional headquarters like Dominion East Ohio, and out in Salt Lake City. So a lot of different groups. The first

two is a woman's group and an African American's group. But we have six, and I think we'll probably have eight and continue to grow from there. So those have been a great way to engage, and it's, I think, in particular with a company with a large footprint, it's a great way to meet your fellow employees at different locations that might be -- it might be remotely or through a same time or FaceTime event or in person. But a lot of great opportunities for these resource groups. And we've also made some important connections with veterans' communities and other groups through our employee resource groups. They're also great to help for things like this, outreach and getting the word out on what we're trying to accomplish as a company.

So, that's a very high-level overview. A couple of quick things to wrap up with. For now it's normal business as usual. Nothing changes for now. And there will be plenty advance notice and communications and information if and when there are changes that would be rolled out. And also, obviously, and hopefully goes without saying, but your years with SCANA would certainly count fully for your years with any Dominion Energy plans that

you transitioned over to.
So I'm going to turn it over to Dan to go through some of the overview of Dominion, but we will try to make sure -- I went through that quickly -- so we want to make sure we save time at the end for questions. And I know that you all will probably have some, and we'll get to as many as we can, and then we'll have more information posted afterwards. Thank you.

(APPLAUSE)

MR. STODDARD: All right. Good morning, everyone.

AUDIENCE: Good morning.

MR. STODDARD: I'll be giving a brief overview of Dominion Energy, who we are and some of the nuts and bolts of the company. But first off, before I start that, just on a personal note, I've had the opportunity twice during my career to live and work in South Carolina. The first of those was when I was in the Navy I spent a year in Charleston, and that just happened to coincide with the arrival of someone named Hugo. How many of you remember Hurricane Hugo? That was quite an event, and it was certainly a heroic effort by the part of many people to recover from that in Charleston. I got to see that firsthand. That

was a very, very impressive recovery from that event. The second time, I spent 14 years down the road living in Florence, South Carolina, and working at a small nuclear plant there for what was then Carolina Power and Light and then Progress Energy. So I say all of that just by way of saying that I am excited to be back and to be joining hands with an organization of this caliber.

So, a little bit about who we are. And I'll go through this very quickly because I know we want to have time for questions and answers at the end. And also, as Tom said, I'm the chief nuclear officer, head of the nuclear program. So this is going to be a little bit of a test of my knowledge of the rest of the company with some high-powered graders sitting in the room with me.

Tom talked a little bit about the environmental. I won't cover that too much, except if you look at some of the numbers here, almost 4 billion dollars spent, and the significant reductions both in carbon intensity and methane emissions from our pipeline. This speaks to the level of commitment that the company has to the environment. And that continues with implementation of company-wide

environmental management systems that are in progress this year.

This is one thing that I have been, since joining the company in 2006, very impressed with is the company's core values and how those values are lived not just internally but in the communities. I certainly, as a veteran myself, that first one means a lot to me, getting the award for Best for Veterans. Also, I don't remember if it was mentioned earlier. Twenty percent of our new hires are veterans. We have a strong commitment to veterans recognizing how much veterans bring to the workforce, the character and characteristics that they have and the value they bring. So the company has been -- done a great job of supporting them.

Dominion Energy has Dominion and then Dominion Energy has been, for a number of years, either number one or number two on the list of Fortune's Most Admired Companies in the utility sector. And then just recently in 2016 was voted to be one of the 100 most just companies, large companies. And there are a number of things that go into that. It's the quality of the products you produce, your concern for customers, your care for the

environment, and most importantly, your care for employees. So that's a pretty significant recognition and I think a good statement of the company.

Significant charitable giving. We've talked about that. The low-income fuel assistance and the tremendous number of volunteer hours that employees all across our service territory give to their communities.

And I'll take just one second. Tom talked at length about the core values. But, you know, just from my view seeing it at the deck-plate level, these really are lived. These are really lived by the people. You go out in the power plants, you go anywhere, people know the core values, and they live the core values. And just one thing I will say about Tom and his commitment. Talked about -- he mentioned saying this at every employee meeting, but one thing that has always impressed me, and I always share with my people, is when we have a corporate earnings call, you know, the earnings calls are with Wall Street analysts. Right? And what do Wall Street analysts care about? They care about three things. Right? They care about money, money, and money. But the

first thing that Tom always talks about is safety. And I think that just demonstrates the commitment of this company to safety. It's both top down, and bottom up.

So this slide kind of gives you an overview of the company and our service territories and what we are. So you can see -- I guess the pointer -- I don't know if the pointer works here -- but we operate in 18 states. The way we are organized, I guess let me step back a little bit and talk about a little bit about the way we are organized as a company, which I understand may be somewhat different than the way you are organized. We are organized in terms of business units. We have three business units. First of those is we have a power delivery group which delivers -- which is the wires business, the standard utility business, transmission and distribution all organized together. We have a power generation group. All of our generating assets, whether they are nuclear, coal, gas, renewables, all organized in one business unit. And then we have the gas infrastructure group, all the gas part of the business, transmission, distribution, storage all together in one business unit. That has worked

very well for us by providing the opportunity for sharing of best practices and lessons learned. So that's something that we've been -- the way we've been organized for a number of years, been very successful.

And then we have a centralized services company, which I believe you do, as well, that provides the support services for the rest of the organization. That has worked out very well for us.

You can see, as I said, we operate in 18 states. If you look out west, the yellow dots are our renewable, our solar. We have solar in California, Utah, Indiana, Tennessee, Georgia, North Carolina, South Carolina, even one small 5 megawatt solar facility in Connecticut. The light blue is our gas distribution companies. You can see we have local gas distribution companies in Utah, Wyoming, Idaho, Ohio, West Virginia, certainly South Carolina. We have the transmission business, gas transmission business in South Carolina now. We have gas transmission pipelines that cross both the Appalachian Mountains and the Rocky Mountains. We have utility business in North Carolina and South Carolina. It serves 2.6 million customers. We

have gas storage facilities around the Marcellus and Utica Shale that stores up to a trillion cubic feet of gas. So this is a large company with a large number of assets.

We also have coming online very shortly our Cove Point liquefied natural gas facility, gas liquefaction from which we'll be able to liquefy about three-quarters of a billion cubic feet of natural gas that will then be shipped to both Japan and India with long-term contracts. And then probably the other large -- not probably. The other large project that we have is the Atlantic Coast Pipeline, 600 miles of 42-inch natural gas pipeline crossing the Appalachian Mountains going into southern Virginia and all the way down into southern North Carolina. That's a 5-and-a-half billion dollar project. And I'll touch on some of these again in just a minute.

You're all relatively familiar, I think, with the South Carolina footprint with the gas transmission here, and the two solar projects we have in South Carolina.

So getting to our operating segments, first off, power delivery. 6,600 miles of transmission lines, almost 60,000 miles of electric

distribution lines and 2.6 million customers in north -- excuse me, in Virginia and northeastern North Carolina. And you can see that's the service territory for our electric business. Now, power generation, the group that I am part of, as I said, this includes all of our generating assets no matter where they may be located, no matter what the fuel source is. 21,500 megawatts of capacity in the regulated entity. We have another 1,600 megawatt three-on-one combined cycle gas plant in Greensville County, Virginia, that's coming online this year that will take us over 23,000 megawatts of utility generation. 4,700 megawatts of merchant generation. That includes our solar, nuclear. The single largest component of that is our Millstone Power Station in Connecticut whose output is about 2,100 megawatts. And Millstone, by the way, I get -- since I get to talk, I get to talk about my part of the business. But Millstone, its 2,100 megawatts represents over 50 percent of the equivalent production of electricity of over 50 percent of the energy consumed in Connecticut. About 15 percent, depending on the day, of the electricity produced in New England, and 95 percent of the carbon-free

energy generated in the State of Connecticut. It's a very important asset to us and very important asset to New England. This slide basically just is something of a repeat of the previous slide. This gives you our fuel mix both on a capacity basis and an actual output basis in generation. A couple of things you can see about that as you look at natural gas is 35 percent of our capacity and 32 percent of our actual generation, which tells you that these combined cycle gas plants, the Greensville County, which is coming online, Brunswick County, which is our most recent one to come online, Warren County, these units are running baseload generation because their total production is very close to what their capacity is. So these are highly-efficient baseload units.

The other thing I'll point out here is nuclear is 20 percent of our generating capacity but 36 percent of our output. That's pretty typical. Nuclear plants run flat out very high capacity factors, 95 percent capacity factor last year. We are one of the first utilities to announce subsequent license renewal for nuclear units to take our nuclear units from 60 years to 80 years.

We are, based on publicly-available information, at least, our Surry Power Station in southeastern Virginia will be the first pressurized water reactor to extend the license to 80 years. We are also the first utility who has announced our intent to extend the license of two plants, both our Surry and North Anna. Surry will be submitting in early 2019, North Anna about a year later, to extend those licenses to 80 years.

Moving onto the gas infrastructure business. This picture is of our Cove Point liquefaction facility which, again, is I said at -- Cove Point has been part of the system for a long time. It was initially an import facility. Now we are transmitting -- transforming it at the cost of about 4 billion dollars, or 85 million dollars an acre, for 50 acres of its footprint to be a liquefaction facility so we can ship natural gas -- or others, excuse me, can ship natural gas overseas. 15,000 miles of pipeline, and over 51,000 miles of distribution pipeline serving over 2 million customers.

We already showed the geographic footprint. Why don't we come down. Let's skip that one. Coming back to this one. This is our East Coast gas

transmission system. The black lines, you can see, are our existing network. As I said, goes over the Appalachian Mountains. The Atlantic Coast Pipeline, which is in red, quite a significant infrastructure add for us. And then you can see the storage facilities fortuitously situated right on top of the Marcellus and Utica Shale, highly productive.

All right. Looking forward, and then I'll turn it over to others, but we'll all be here to answer some questions. It is our commitment to you to keep you informed, and there will be a number of ways to do that, periodic updates. We'll be updating quarterly. We have a website, which I believe is online now. The website is online for you to get information. Then we'll continue to publish Q and A and FAQs. So we're working on the filings and then you can kind of see the timeline, rough timeline, here.

And as Tom and others have said, and I'll just say again, we will -- we are committed to get you every bit of information we can as soon as we can, but we also want to make sure that that information is accurate so we don't backtrack on things. We're going to get it right the first

time. We'll tell you everything we can. Okay. Questions?

MR. FARRELL: Thanks, Dan. We have with us Charlene Whitfield over here, who is Vice President of our Customer Service. So, if anybody has questions about that, she will be here to answer those. Jimmy?

MR. ADDISON: Thank you and your team for coming to (inaudible). Thank you and your team. I'm a little more chipper today than last week because I've actually had sleep this weekend. Those who saw my message from last Wednesday, that was not the normal me. The human body is not made to function without sleep that long. I want to thank Tom and his team for being back. We are committed to sharing with you everything we can when we know it. We are committed to taking your questions. We may not know the answers to all of those today, but we'll sure do our best to answer those or to get back to you with the answers when we know it. One last thing, on the timeline that was up last there, you'd like to know when. We don't know exactly when. It's clear that the regulatory approvals will take at least six months, probably something in the 6 to 12 month window would be the

projected closing, be our best estimate of that. But that is up to a lot of folks outside of us, including seven regulatory approvals. So, let's open it up for questions, and we'd like to get a mike to you since this is on for others to watch, too. Just raise a hand and we'll get a mike to you. Back here.

MALE: The first question is what, based on initial discussions with regulators, legislators, do you think the chances are 50/50, 70/30 that this is actually going to happen? And then secondly, I guess in light of what happened with the nuclear plant, what's our Plan B if it doesn't?

MR. ADDISON: Yeah. And let me start off and just say -- and I'll hand it off to Tom, too. We're neither one going to really speculate about what the political reaction might be or the regulatory reaction. I feel pretty comfortable about regulatory approvals outside of South Carolina. South Carolina is obviously the significant issue. I know -- what I know is we put our best plan forward to remain financially viable, and this is billions better than that plan. So, I'll just have to leave it at that as far as my perspective. And I'll hand it off to Tom to supplement.

MR. FARRELL: Very appropriate question. Like Jimmy, I'm not going to -- we have met with a lot of people. We will be meeting with a lot more people. I think the odds on it happening are quite high without trying to characterize reaction from anybody because of what Jimmy said. It's the best alternative. The company and the State find themselves in a very, very difficult situation. And I said this last week to one of the reporters. It may not be perfect. It may not answer every single question everybody has or every need or desire everybody asks for, but it's very good. It's very good. And you can't let the perfect be the enemy of the very, very good. We're trying to solve a three-way equation that SCANA just couldn't solve on its own. It wasn't big enough to do it. So, the three-way equation was customers and policymakers, have to solve for them, help them out. SCANA's shareholders have to approve a transaction with a two-thirds vote. So, I mean your politicians, say, oh, well, they'll approve anything. Well, no they won't. No they won't. There's got to be value there for the SCANA shareholders. And then there's got to be value for the Dominion shareholders. That's the

three-way equation that we had to solve for, and I think this is a very, very good step forward, and I'm highly confident of approval.

MR. ADDISON: There's one back here.

MALE: Thank you very much. I just have two questions regarding benefits. One of the slides said that the pension plan was not eligible for new hires at Dominion. Will current SCANA employees who are still eligible for pension, will that also be grandfathered in?

MALE: Yes.

MALE: And also, will the 401(k) type things, will it be a seamless transition over to Dominion or will there be a cash-out and then reapply type thing? Thank you.

MS. REID: First of all, on the pension I should clarify our new hires do receive a cash balance plan. It's just not the traditional pension plan that we have grandfathered people on the traditional plan. Any assets you have under a pension plan are yours. Those would never, in any scenario, go away. Anything that's been accumulated to date and earned to date remains. Going forward, we have multiple plans, multiple approaches. I think you all are in the same

situation. It takes a long time to look through all the plans and come up with the best transition, but I can't anticipate a situation where there would be a cash-out of 401(k) plans. That tends to be a pretty seamless transaction or transition, however it might change whether it's -- I think our plans are a little bit different in terms of service and matches and things along those lines. But I can't imagine there would be a cash-out of a 401(k) as part of the transition. Basically, anything you have today, you know, is going to remain in place. It will be what do you start earning after the effective date and what do those benefits look like.

MR. FARRELL: Years of service in SCANA transfer day for day --

MS. REID: Yes.

MR. FARRELL: -- into our plan. Yes, ma'am?

FEMALE: I know with the CCG purchase towards the end there were some jobs that were moved to Virginia, and my question, I guess is two-fold. Do you see a probability of some of our jobs being moved to Virginia before the end of the two years is up, and if so, if we were to decline that do we forfeit our opportunity for a severance package

because, in essence, we have a job, it's just we are deciding not to take that job? What does that look like?

MS. REID: You would be protected under the severance plan in that situation. I think it's a 50-mile -- 50 miles, anything more than 50 miles you have that option.

MR. FARRELL: We wouldn't make anyone move to Virginia. Not that bad of a place, though.

MS. REID: No. It's a very nice place.

FEMALE: I'm sure it's great, but this is home.

MR. FARRELL: I'm just teasing.

MS. REID: A little bit more on that, though. If there are functions that are merged in with functions out of Richmond, first of all, again, I will say that you are -- you'll be eligible for a lot of opportunities throughout our company. We've had a few folks who have moved from Utah. Shockingly, more people want to go to Utah for skiing opportunities, and vice versa with our Dominion West integration. But yeah, that would definitely be considered involuntary if you were not to accept a job that required more than 50 miles relocation.

MR. ADDISON: Just to expound upon something Carter

said in her prepared remarks. If you get to the middle of 2019 and that situation occurred, you would then get the greater of protection through 2019 or the Dominion severance plan that might, depending on your years of service, take you financially well into 2020. Does that make sense? Yeah. Yes, ma'am. Great question.

MR. FARRELL: We don't act like that.

MS. REID: No. Very fair question.

MR. ADDISON: Yes, sir?

MALE: I know Keller's looking over at me and saying, Oh, no, there's no telling what's liable to come out of his mouth.

MALE: Go ahead and hide.

MALE: I think that she kind of touched on what I was going to ask. Why does the two-year guarantee, why does it start now and not when Dominion takes over, if they do?

MS. REID: It really starts as of the effective date. We're just letting you know now that nothing will change through at least the end of 2019, but nothing, obviously nothing changes unless the current leadership team proposed something until the effective date. It's just to give assurances now looking out. Nothing -- you'll have that

protection through the end of 2019. Yeah, no plans, nothing. No plans or anything. You wouldn't transition over to any Dominion benefits or plans until after the effective date, whenever that may be, at the earliest.

MR. ADDISON: And Tom and I had a lot of discussion about this negotiation about this during the process. And we settled on -- we could have done something that said X months of protection after close. And if we did that, what does that mean to you? Because I just told you I can't tell you when we're going to close. What we settled on was a fixed date that was roughly two years from the date of announcement last Wednesday, and we thought that provided more certainty for you to be able to make individual decisions. Of course you need to know about your work location and that kind of thing. But we settled on that and thought that brought more certainty to everyone.

MALE: Does this include the health benefit, also, till 2019 or just like financial assistance?

MR. ADDISON: So make sure I understand the question. If your job were eliminated before the end of '19 does it include health benefits? I'll hand off to Carter to respond.

MS. REID: So for current employees everything stays at least as good as what you have now through 2019. Under the severance plan it's -- I think it's tied to six months --

MS. WIGGINS: Six months.

MS. REID: -- six months of paid medical coverage. Jenn's the one with all the detailed answers. But yes, thank you, Jenn.

MALE: Thank you.

MS. REID: Absolutely.

MR. ADDISON: There's another up top.

FEMALE: Is it on? Okay. Can you give us a glimpse into what the process looks like to determine which jobs are duplicate jobs? I know you can't give a full explanation, but just a glimpse.

MS. REID: Absolutely. Sure. Well, the first thing that has to happen, obviously, is for us to get to know each other and understand how we operate. And part of that will really depend on the regulatory process and where we end up with what the organization looks like going forward. But it is different for every group and every situation. I mean obviously, you know, to give a good example, if I need IT help, which is very frequently an issue, I'm not going to want to call

someone who's located 200 miles away to say, Can you come look at my screen and give me some IT assistance? So it's really going to be a case by case look, but we do it -- we, again, it's a very -- we try to take a very fair and practical approach, and will really require us to get to know the company and how it's organized today a lot better before we make those decisions. So that's something that usually takes place a good bit further into the timeline for the process. But lots, again, we'll promise you a lot of communication, a lot of advanced notification of how the process will roll out once it's established.

MALE: So we're supposed to operate as an independent company? In the 8-K it says we can't make anything that's a material change. Then it says there's 50 million dollars to that. How do we operate with that? What are our parameters going forward until this closes?

MR. ADDISON: Yeah, Kevin, we have in the agreement, we have -- you might have -- imagine guardrails that protect our ability to operate the company and provide for our customers, and their ability to know what they're buying, presuming it does close,

which we expect it will. So, we have our capital budgets, for example, that were submitted as part of the agreement and are approved, and we have some flexibility around those if something unusual comes up. In addition to the ground rules that are stated up front, if something unusual happens, if Keller has something unusual happen in his operation, all we have to do is say, Hey, this is outside of the guardrails. It's critical to the business. Authorize it. And I'm very convinced that that would happen. One of the other things that we have in the agreement is the ability to offer merit increases this coming year along the traditional, reasonable, customary kind of business. Those are the general guardrails that I was talking about earlier that we have. That's something we have now that, frankly, I don't know if we would have had, had we not been entering into this agreement because of all of the uncertainty. There are still risks with the transaction, for sure, but these folks have agreed to that, and we'll be getting -- have the similar opportunity that they will with their other 16,000 employees. So that applies throughout the business. Does that address it, Kevin? And

again, something unusual we always -- and something will come up. Let's say we didn't have the foresight, either of us, to think about this, and we'll have to go back and say we should do this for the good of the business. Do you agree? And I suspect --

MALE: (Inaudible).

MR. ADDISON: Yeah, yeah, and there will be lots of -- Randy and I have already talked about that one some. There will be lots of decisions like that along the way that we'll have to consult on. And no question, I'm sure they've had these in prior transactions, as well. This is not the first one that they've executed on one of these, as you've heard. Yep?

MALE: Good morning.

MR. ADDISON: Good morning.

MALE: Is a contact center or call center something that is a common portion of Dominion Energy's workforce or is that something that's typically outsourced?

MS. WHITFIELD: Can you hear me?

MR. FARRELL: Yeah.

MS. WHITFIELD: Yes, I'm Charlene Whitfield, Vice President of Customer Service, and yes, we do have

contact centers within Dominion Energy. We have locations in Richmond, in Norfolk, South Boston, Martinsville, and Hampton.

MR. FARRELL: And of course in the gas business, as well. Charlene's talking about the electric part of the business.

MS. WHITFIELD: That's on the electric side. And we do have contact centers in Dominion Energy West, in the Utah area, as well, for the gas side of the business.

MR. FARRELL: And in Ohio.

MALE: Okay. Thank you very much for that. So I guess a follow-up question is how -- is this a little bit premature or do we feel that the contact centers here in South Carolina will remain?

MR. FARRELL: I don't know. I don't want to say anything unless we're absolutely sure because it just leads to misunderstandings. Don't know that. But I do know this. You have to have call centers, and you have to have customer contact. And we hear -- Jimmy told me this last week. You may know this if you've worked in one of them. A lot of your customers are calling in how they can get a hold of that $1,000 check. You can help. Talk to your representative.

MR. ADDISON: Up top.
MALE: Hi. Thank you. I was just wondering, in the areas that are noncontiguous with Virginia, so like in the Utah area and the California area, how many employees do you have in all three? So, how many are in Richmond? How many are in Utah? How many are in California?
MR. FARRELL: Yeah. Utah has around 1,500 employees, a number like that, 1,600. California, all it is, is 15 solar farms.
MS. REID: Five, we're up to five employees.
FEMALE: (Inaudible).
MR. FARRELL: Yeah, there's only a handful of people that actually live in California. We have folks that live in Wyoming. 1,600 is across the workforce there in the part of the western part of the service territory. Richmond itself is central Virginia where we have, that includes, you know, two -- you know, a nuclear station north, call centers, all that. It's around 5,000. Right? 6,000. We have -- where is -- we have 1,400 at Millstone? Yeah. And then we have other contracts with, you know, Millstone in Connecticut. So there's big concentrations all around.

MS. REID: And we already had headquarters in Cleveland and in Clarksburg for gas businesses.
MR. FARRELL: Thousands in West Virginia, thousands in Ohio.
MALE: And the Utah stuff, that's primarily power delivery?
MR. FARRELL: No, it's all gas.
MALE: All gas. Okay.
MR. FARRELL: Local gas distribution company and pipelines.
MS. REID: And some service company employees.
MALE: Thank you.
MR. FARRELL: And some solar farms, two big solar farms. One of the solar farms is one mile wide by two miles long.
MALE: You might have said it, but the employee match and then like your PTO for time of service or whatnot, just out of curiosity.
MS. REID: So that is going to be -- is that already out there or will be tomorrow, Jenn?
MALE: Jenn, if you would turn your microphone on in front of you.
MS. REID: Yes, all the details.
MS. WIGGINS: Thanks, Tom. So the information on service and how that relates to our time-off

programs will be out in the FAQs tomorrow.
MS. REID: Tomorrow.
MS. WIGGINS: Our match structure for our 401(k) is actually based on which pension plan you're in. So we have a different match structure depending on your pension plan participation, and that's what we don't know right now. That's where we don't have the answers and we really need to dig into the details in order to determine that plan, that transition plan. But all of the time-off policy information will be out there tomorrow.
MR. FARRELL: Ma'am?
FEMALE: This has to do with retirement. I actually submitted my application for retirement the day before this was announced.
MS. REID: Congratulations.
FEMALE: I'm going to assume that this merger takes place. And I saw on one of your slides health benefits for retirees. What do you offer to retirees as far as health benefits go?
MS. REID: We have, and again, that depends on your service and when you were hired by the company. So if you retire before the effective date, there wouldn't be any change to what you're expecting to get currently. And again, your service would come

over to Dominion, but we haven't mapped out all the different benefits if the retirement was after the effective date. But we'll get -- we'll be looking at all of that as soon as we can and get information out. But I think you know, overall I think they're very similar -- very similar programs.

MR. ADDISON: And when you hear the term effective date, think closing.

MS. REID: Sorry. Closing.

MR. ADDISON: We've lived with this for the last several weeks and negotiated contracts --

MS. REID: Yes.

MR. ADDISON: -- but that means closing date.

MS. REID: Yep.

MR. ADDISON: Anything else? We've got a couple more minutes. Got one over on the left.

MR. FARRELL: This lady right here.

MS. REID: And again, just as a follow-up to the retirement question. Remember, again, everything is protected through or will be comparable through end of 2019.

MR. ADDISON: Tracy?

TRACY: Is this on?

MR. ADDISON: Yep.

TRACY: I think Tom just alluded to it, but when Keller -- when the company put out their best effort, I know the company asked us to reach out to our representatives and stuff to try to get that moving. And now that we've had this new development with the new Dominion, I'm assuming you want us to do the same thing, to reach out to the representatives saying that we, as the employees, we think this is the best option for us and to please approve it?

MR. ADDISON: Yeah, Tracy, thanks for asking that question. I would like for you to if you believe that. I don't want you to do anything that you don't believe. So, presuming you do believe that, we would appreciate you reaching out to your representatives and say, This is well beyond what we can offer. The word I am focused on is stability. Our state needs stability. You as employees, we all need stability, and our investors need stability. And this is a plan that offers that. It isn't perfect, as Tom said, but it goes a long way towards stability. Maybe one more. Well, okay, let's close today, then, with that. I want to thank again Tom and Carter and the rest of the team, Dan, thank you for coming

down. We are committed to keeping you informed of everything we know along the way, and I also want to close as I meant to when I opened, and I overlooked it. Keller brought it up. I'm thankful for that of what a heroic effort last week. In the midst of all this distraction for us to just do what we do, and do it so well in record-setting numbers across both Carolinas. And yes, we only do the marketing business in Georgia, but that takes tremendous customer support, as well. And to do this in this kind of cold weather is pretty amazing without any major safety issues or major operational issues. And I have read some heroic stories. I read stories about the staff down at Williams sleeping in their offices to try to get this plant back from the extended outage, et cetera. And there are lots of those stories around. And I just want to thank everyone for what you've done. I know it's an anxious time, and we're going to do our best to get you answers as soon as we can that we know are accurate. Thank you for everything you do.

(END OF AUDIO)

Dominion Energy®

SCANA®
POWER FOR LIVING

Our energy future: bright, reliable, strong


NO
LIFEGUARD
ON DUTY

Important Note to Investors

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "outlook", "predict", "project", "should", "strategy", "target", "will", "potential" and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA's shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction; or changes in demand for Dominion Energy's and SCANA's services. Other risk factors for Dominion Energy's and SCANA's businesses are detailed from time to time in Dominion Energy's and SCANA's quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.
The information in this presentation was prepared as of January 3, 2018. Dominion Energy and SCANA undertake no obligation to update any forward-looking information statement to reflect developments after the statement is made. Projections or forecasts shown in this document are subject to change at any time.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA's shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy's Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA's Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Our Core Values



Safety



Ethics



Excellence



One Dominion Energy

Our History of Safety
OSHA Recordable Incidence Rates



Number of Recordable per
100 Employees Each Work Year
1.87
1.40
1.24
1.25
1.08
0.95
0.92
0.83
0.74
0.74
0.66
0.58*
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

YTD Nov 2017 Results – Includes Dominion Energy Questar

The Strength of our Combined Companies



Both companies are **excellent operators** and combined we will be even better in our electric (including nuclear and solar) and gas operations

www.BrighterEnergyFuture.com

The Strength of our Combined Companies



Headquarters for SCE&G will remain in South Carolina



Cultural Alignment

SACRED aligns to the Dominion Energy Core Values

The Strength of our Combined Companies

$1.3 billion in cash benefits for electric customers

Cash payments to electric customers
$1,000 per average residential electric customer

5% reduction in rates
for the typical residential electric bill

Faster elimination of new nuclear customer costs

The Strength of our Combined Companies

Benefits to natural gas customers



Joining one of the **nation's largest** and **most-efficient** natural gas transmission, distribution and storage operators.

Dominion Energy

Ethics: Commitment to our Communities
Deep Roots in the Communities We Serve


Dominion Energy
Charity Classic
minion Energ

Dominion Energy

Ethics: Commitment to our Communities

Deep Roots in the Communities We Serve

Charitable Giving

Matching gifts for charitable contributions by employees

Dominion Energy Foundation

Educational Partnerships

Volunteerism

Time off for volunteering in the community

Energy Assistance Programs

- Energy Share
- Fan Care

Ethics: Commitment to our Communities

Increased Investment in the Communities served by SCANA

$1 million per year increase
in charitable giving for five years

Ethics: Environment and Sustainability



Dominion Energy is fully committed to meeting it's customer's energy needs in an environmentally responsible manner. We aim to do what's right for the communities we serve by meeting or going beyond basic obligations to comply with applicable laws and regulations

Both companies have a diverse generation mix and have significantly reduced their emissions, including GHG emissions

- Both companies' gas businesses are participating in EPA's Natural Gas Star program

Dominion Energy has recently implemented a formalized Environmental Management system

Our Commitment to Employees

Our Commitment to Employees
What We Know

1. **Pay Continuation through 12/31/2019:**
   Base pay and annual bonus plan targets amounts at least equal to levels at close

   Position eliminations: individuals are eligible for base pay continuation through 12/31/2019 or the Dominion Energy Severance Plan, whichever is greater

2. **Current active health and welfare benefit plans and policies will likely remain in place through 12/31/2019:** Your years of service with SCANA will be recognized as service with Dominion Energy for policy purposes

3. **Retirement Benefits through 12/31/2019:**
   Pension, 401(k) and Retiree Medical

4. **Employment Opportunities:**
   accessible across the company



Dominion Energy

Dominion Energy Benefits
Total Value Package

Base & Incentive Compensation

- **01** Medical, Prescription Drug, Dental & Vision
- **02** Sickness & Disability
- **03** Pension* & 401(k) Plan
- **04** Life Insurance
- **05** Vacation, Holiday, & Volunteer Time
- **06** Retiree Medical*

* Traditional Pension and Retiree Medical are closed to new hires

Dominion Energy

Dominion Energy Benefits
Active Employee Health & Welfare Benefits

- Medical and Prescription Drug
  3 plan options: 1 Consumer Driven Health Plan (CDHP); 2 PPOs
    - Health Savings Account contribution by Dominion Energy for CDHP
    - Same services covered – varying deductibles, out of pocket maximums, and deductions from paycheck

  "***Well On Your Way***" – Health and Wellness Program

- Dental, Vision, Healthcare and Dependent Care Flexible Spending Accounts
- Life Insurance
  - Employer Paid
  - Supplemental: Employee, Spouse, Dependent
- Long Term Disability
- Voluntary Benefit Programs
  - Critical Illness, Accident Indemnity, ID Theft and Recovery/Remediation Services as well as Home/Auto

Dominion Energy Benefits
Time Off and Work Life

- ❑ Vacation
- ❑ Paid Sick Leave
  - – includes 40 hours of time to care for dependents
- ❑ 3 weeks paid bonding time for new parents
- ❑ Company holidays
- ❑ Personal community volunteer time
- ❑ Education Assistance
- ❑ Adoption Assistance
- ❑ EAP and Work Life Services
- ❑ Employee Resources Groups and Business Unit Diversity Councils



Dominion Energy

One Dominion Energy:
Who We Are

Dominion Energy Profile

Dominion Energy (NYSE:D), headquartered in Richmond, VA, is one of the **nation's largest producers and transporters of energy.**

Our company is built on a proud legacy of public service, innovation and community involvement. In addition to our core energy production, transportation and storage businesses, we invest in the communities where we live and work and by practicing responsible environmental stewardship wherever we operate.

Our Mission

- Serve our customers safely & reliably
- Strengthen our communities
- Minimize environmental impacts
- Reward our shareholders
- Live our values



Dominion Energy

Dominion Energy Profile

Environmental Highlights

- ✓ **$3.7 Billion** - Environmental spending to safeguard public health and reduce emissions since 2000
- ✓ **43%** - Reductions in carbon emission intensities for Dominion Energy generating stations (including divestitures) since 2000
- ✓ **4.4 Billion Cubic Feet** - Methane saved through voluntary reduction programs
- ✓ **21%** - Coal ash beneficially reused in 2016
- ✓ **262** - projects in **10 states** which employees participated to clean up riverfronts, improve trails, and fix parks in 2016



Dominion Energy Profile

Social Highlights

- ✓ **#1 - "Best for Vets" Award**, Energy Sector, MILITARY TIMES Magazine
- ✓ **#2 – "Most Admired Companies"**, Utilities Sector, FORTUNE Magazine
- ✓ **"Just 100" list** - America's Best Corporate Citizens in 2016, FORBES Magazine
- ✓ **$26.6 million** in charitable giving in 2016
- ✓ **$12.9 million** - Low-income fuel assistance in 2016
- ✓ **101,000 hours** - Employee volunteer community service in 2016

Our Values

- Safety
- Ethics
- Excellence
- One Dominion Energy



Dominion Energy Profile
Power and Natural Gas Infrastructure

One of the nation's largest producers and transporters of energy



- 26,200 MW of electric generation
  - (includes ~765 MW of solar generation in-service)
- 6,600 miles of electric transmission lines
- 2.6 million electric customers in VA and NC
- Atlantic Coast Pipeline (subject to regulatory approval)
- 15,000 miles of natural gas transmission, gathering and storage pipeline
- 1 trillion cubic feet of natural gas storage operated
- Dominion Energy Cove Point LNG Facility
- 2.3 million natural gas customers in 5 states
- 1.4 million non-regulated retail customers in 17 states (not shown)

Dominion Energy

Dominion Energy's South Carolina Footprint

1500 **MILES OF** pipeline with facilities in **32** counties


Grover
Moore
Edgemoor
Bethune
Williams
Southern
Dorchester
Elba Island

Growth Projects
Since 2014

- Provides service to BG Energy Merchants and IF
- Provides Incremental Service to SCE&G and Columbia Energy Center
- Provides Service to IP-Eastover
- Provides Incremental Service to SCE&G, Flakeboard and Wyman Gordon

2 **SOLAR PROJECTS**

Dominion Energy Solvay Solar Energy Project

71 MW in Jasper County

Solvay purchased renewable energy credits (RECs)

Dominion Energy Ridgeland Solar Project

SCE&G contracted for power & retained RECs

10 MW in Ridgeland



Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Delivery



Electric Transmission

- **6,600 miles** of transmission lines
- Favorable regulatory environment

Electric Distribution

- **57,600 miles** of distribution lines
- **2.6 million** franchise retail customer accounts in VA and NC

Power Delivery Group
Electric Service Territory

- Currently serve 2.6 million regulated electric customers in Virginia and eastern North Carolina
- Southeastern Electric Exchange Mutual Assistance participant

Power Delivery Group Service Territory


Washington D.C.
Richmond
VA
Hampton Roads
NC

Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Generation



Utility Generation
- **21,500 MW** of capacity
- Balanced, diverse fuel mix
- Favorable regulatory environment

Merchant Generation
- **4,700 MW** of capacity, including nuclear, gas and renewable power
- Active hedging program for energy revenue/margins

Dominion Energy

Power Generation Group Profile

Operates Dominion Energy's 26,200 MW generation fleet

- **21,500 MW** regulated utility
- **4,700 MW** merchant
- Balanced, diverse fuel mix

Regulated Utility Generation

- Division of Dominion Energy Virginia / North Carolina
- **~679 MW**[1] projected peak demand growth over the next 10 years
- Rider projects to support growth
- Virginia fuel factor reset effective each July 1st

Merchant Generation

- Nuclear, gas, and long-term contracted renewables
- Active hedging program for energy revenue/margins



Power Generation Group Profile
Balanced, Diverse Generation Fuel Mix

2016 Electric Capacity by Fuel Type for Regulated and Merchant Fleet[1,2]



Natural Gas 35%
Renewable 5%
Oil 8%
Hydro 8%
Non-utility Generation 7%
Coal 17%
Nuclear 20%

2016 Electric Production by Fuel Type for Regulated and Merchant Fleet[1,2,3]



Natural Gas 32%
Renewable 3%
Oil 1%
Hydro 3%
Purchased Power, net 6%
Coal 18%
Nuclear 36%

Balanced, Diverse Generation Fuel Mix

[1]Reflects Dominion Energy's owned percentage and includes Non-utility Generation (NUG) under contract.
[2]Excludes Morgans Corner (20MW) solar facility in NC which is dedicated to serving a non-jurisdictional customer.
[3]"Purchased Power, net" includes NUG electric production as well as market purchases net of market sales.

Regulated Utility Generation
Nuclear SLR

SLR – "Subsequent license renewal" or extending the operating life of a nuclear unit from 60 years to 80 years

- Must be within 20 years of license expiration to apply (unless early waiver received)

License extension requires NRC approval

- Expect to file application for Surry Q1 2019

Eligible for rider recovery

- Permitted to file at SCC after January 1, 2020



Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Gas Infrastructure



Gas Transmission

- Together with Gas Distribution, operates one of the largest natural gas storage systems in the U.S.
- **15,000 miles** of pipeline in eleven states
- Cove Point LNG import/export facility
- Well positioned in Marcellus and Utica Shale regions

Gas Distribution

- **51,300 miles** of distribution pipeline and **2.3 million** natural gas customer accounts in five states

Dominion Energy Solutions

Gas Infrastructure Geographic Footprint

Dominion Energy is strategically positioned to serve both Eastern U.S. and Western U.S. natural gas markets


Oregon
Idaho
Wyoming
Nevada
Nebraska
UNITED STATES
Colorado
Kansas
California
Utah
Iowa
Wisconsin
Michigan
Illinois
Indiana
Ohio
Missouri
Kentucky
Virginia
Tennessee
North Carolina
Mississippi
Alabama
Georgia
Texas
Louisiana
Dominion Energy gas utility
Dominion Energy gas pipeline
Cove Point
Atlantic Coast Pipeline (subject to regulatory approval)

Dominion Energy

Atlantic Coast Pipeline
Demand Energy Growth

OWNERSHIP STRUCTURE:

Dominion Energy*	48%
Duke Energy	47%
Southern Company	5%

~600 miles of primarily 42" pipe

1.5 Bcf per day capacity

- >90% Subscribed through ACP partners and LDCs
- Expandable to >2 Bcf per day
- 20-year binding contracts with electric and gas utilities

Development costs of $5.0-$5.5 billion**

Anticipate construction to start in 2H 2017

Expect completion in 2H 2019


ACP
DETI Pipeline
Storage
Cove Point
Utica Shale
Marcellus Shale

Ongoing Communications and Additional Information

- Periodic Updates - Newsletters, Upcoming Events
- Quarterly Updates with Dominion Energy Leadership
- Q&A and FAQ process will be established
- Dominion Energy HR will be available and on-site as needed

Website Address: http://www3.dominionenergy.com/south/
Username: Welcome
Password: DEnergy



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Submit your questions to: ccommunications@scana.com

Next Steps: Expectations and Timing

1Q 2018
Submit all regulatory filings

2Q 2018

3Q 2018
Retirement plan transition determined

Beyond

Q&A